Exhibit a(5)(ii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell ordinary shares of UTStarcom Holdings Corp. The Offer (as defined below) is made solely by the Offer to Purchase, dated November 30, 2012, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of ordinary shares in any jurisdiction in the United States in which the making or acceptance of offers to sell ordinary shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of UTStarcom Holdings Corp. by the Dealer Manager (as defined below) or one or more brokers or dealers registered under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

UTStarcom Holdings Corp.

of

Up to 25,000,000 of its Ordinary Shares

At a Purchase Price

of $1.20 per Share

UTStarcom Holdings Corp., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), is offering to purchase up to 25,000,000 of its ordinary shares, $0.00125 par value per share (the “Shares”), at a price of $1.20 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated November 30, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as each may be amended and supplemented from time to time, the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, JANUARY 3, 2013, UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to other conditions as set forth in the Offer to Purchase. Shares not purchased in the Offer will be returned to the tendering shareholders at the Company’s expense promptly after the expiration date of the Offer. The Company reserves the right, in its sole discretion, to change the per Share purchase price and to increase or decrease the number of Shares sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, the Company may increase the number of Shares accepted in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer.

As of November 21, 2012, there were, in the aggregate, 143,695,796 Shares issued and outstanding. If we purchase 25,000,000 Shares in the Offer, we would purchase approximately 17.4% of the Shares issued and outstanding as of November 21, 2012. The Shares are listed and traded on the NASDAQ Stock Market under the symbol “UTSI.”  Shareholders are urged to obtain current market quotations for the Shares before deciding whether to tender their Shares.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to Computershare Trust Company N.A., the depositary for the Offer (the “Depositary”), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the Offer.

The Offer will expire at 5:00 P.M., New York City time, on Thursday, January 3, 2013, unless and until the Company exercises its right, in its sole discretion, to extend the period of time during which the Offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

Shareholders desiring to tender Shares must follow the procedures set forth in the Offer to Purchase and in the related Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if more than 25,000,000 Shares are properly tendered and not properly withdrawn prior to the expiration date of the Offer, the Company will purchase Shares as follows:

•        first, from all holders of “odd lots” of less than 100 Shares who properly tender all of their Shares and who do not properly withdraw them before the expiration date of the Offer;

•        second, from all other shareholders who properly tender Shares and who do not properly withdraw them before the expiration date of the Offer, on a pro rata basis with appropriate adjustment to avoid purchase of fractional Shares (except for shareholders who tendered Shares conditionally for which the condition was not satisfied); and

•        third, only if necessary to permit us to purchase 25,000,000 Shares (or such greater number of Shares as the Company elects to purchase, subject to applicable law), the Company will purchase Shares conditionally tendered (for which the condition was not initially satisfied) and not properly withdrawn, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares.

For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration, and conditional tender provisions of the Offer, Shares that are properly tendered and not properly withdrawn only when, as and if the Company gives oral or written notice to the Depositary of the Company’s acceptance of the Shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the per Share purchase price for all of the Shares accepted for payment pursuant to the Offer promptly after the expiration date of the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of: (i) certificates for Shares or a timely book-entry confirmation of the deposit of Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase); (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), including any required signature guarantee (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase)); and (iii) any other required documents.

Because of the difficulty in determining the number of Shares properly tendered and not properly withdrawn, and because of the odd lot priority, proration and conditional tender provisions described in the Offer to Purchase, the Company expects that it will not be able to announce the final proration factor, if any, or pay for any Shares purchased pursuant to the Offer until at least four business days after the expiration date of the Offer. The preliminary results of any proration will be announced by press release promptly following the expiration date of the Offer.

Tenders of Shares are irrevocable, except that such Shares may be withdrawn at any time prior to the expiration date of the Offer and, unless such Shares have been accepted for payment as provided in the Offer, shareholders may also withdraw their previously tendered Shares at any time after 12:00 midnight, New York City time, on Wednesday, January 30, 2013. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at its address as listed on the back cover of the Offer to Purchase.

Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those Shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If a shareholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the shareholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If Shares have been delivered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility’s procedures.

The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. None of the Company, Jefferies & Company, Inc., as dealer manager (the “Dealer Manager”), Computershare Trust Company N.A., as the Depositary, Alliance Advisors LLC, as the information agent (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Company is making the Offer because its management and its Board of Directors believe that the tender offer set forth in the Offer to Purchase represents an efficient mechanism to provide the Company’s shareholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of some or all of their investment if they so elect. The Offer provides shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their Shares without potential disruption to the Share price) with an opportunity to obtain liquidity with respect to all or a portion of their Shares without potential disruption to the Share price. In addition, if the Company completes the Offer, shareholders who do not participate in the Offer and shareholders who otherwise retain an equity interest in the Company as a result of a partial or conditional tender of Shares or proration will automatically increase their relative percentage ownership interest in the Company and its future operations at no additional cost to them.

The Offer also provides shareholders with an efficient way to sell their Shares without incurring broker’s fees or commissions associated with open market sales. Furthermore, odd lot holders who hold Shares registered in their names and tender their Shares directly to the Depositary and whose Shares are purchased pursuant to the Offer also will avoid any odd lot discounts that might otherwise be applicable to sales of their Shares.

Generally, a U.S. Holder (as defined below) will be subject to U.S. federal income taxation and applicable withholding with respect to cash received in exchange for the Shares the shareholder tenders in the Offer. The receipt of cash for tendered Shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for gain or loss treatment or (2) a distribution in respect of stock from the Company, as described in Section 13 of the Offer to Purchase. If you are a Non-U.S. Holder (as defined below) the payment of cash for your tendered Shares may be subject to United States federal income tax withholding. All shareholders should read carefully the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and should consult with their own tax advisors with respect to their particular circumstances.

A “U.S. Holder” is a beneficial owner of Shares that for U.S. federal income tax purposes is: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder.

The Company’s Board of Directors has approved the Offer. However, none of the Company, its Board of Directors, the Dealer Manager, the Depositary or the Information Agent makes any recommendation to any shareholder as to whether to tender or refrain from tendering any Shares. None of the Company, its Board of Directors, the Dealer Manager, the Depositary or the Information Agent has authorized any person to make any recommendation with respect to the Offer. Shareholders should carefully evaluate all information in the Offer to Purchase and in the related Letter of Transmittal and should consult with their own financial and tax advisors. Shareholders must decide whether to tender their Shares and, if so, how many Shares to tender. In doing so, a shareholder should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal before making any decision with respect to the Offer.

The Company’s directors and executive officers have advised the Company that they do not intend to tender their Shares in the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes certain additional information relating to the Offer.

Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to all holders of the Shares, including brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares, as reflected on the records of the transfer agent as of November 29, 2012. The Offer is explained in detail in those materials.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager, at their respective address and telephone number set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at the Company’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Alliance Advisors

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

Phone: (877) 777-5603

E-mail: reorg@allianceadvisorsllc.com

The Dealer Manager for the Offer is:

Jefferies & Company, Inc.

520 Madison Avenue

New York, NY 10022

Phone: (877) 547-6340

November 30, 2012